PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC


                             Appendix A to Exhibit C

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC


1     CRITICAL SERVICE LEVELS AND SERVICE LEVEL CREDITS                                         3
2     INFRASTRUCTURE SLA MEASUREMENTS                                                           7
   2.1       GENERAL.........................................................................   7
   2.2       MESSAGING DELIVERY SLA..........................................................   7
   2.3       LAN AVAILABILITY................................................................   8
   2.4       WAN AVAILABILITY................................................................   8
   2.5       GENERAL NETWORK PERFORMANCE SLA.................................................   9
   2.6       SERVER UP TIME..................................................................   9
   2.7       AVAILABILITY CALCULATION........................................................  10
   2.8       BACKUP AND RESTORE SLA..........................................................  10
   2.9       PROCUREMENT AND IT ADMINISTRATIVE SLA...........................................  11
   2.10      HP-OMS OVERALL SLA COMMITMENT FOR MUO AND CRITICAL PRIORITY INCIDENTS...........  12
   2.11      TECHNOLOGY REFRESH PROGRAM SLA..................................................  12
   2.12      NEW EMPLOYEES HARDWARE AND SOFTWARE.............................................  16
3     REGULAR AND LOW PRIORITY SERVICE LEVELS                                                  18
   3.1       HP-OMS OVERALL SLA COMMITMENT FOR REGULAR & LOW PRIORITY INCIDENTS..............  18
   3.2       "MAXIMUM TIME TO RESOLVE" SERVICE LEVEL.........................................  18
   3.3       SERVICE LEVELS FOR REGULAR AND LOW PRIORITY INCIDENTS...........................  19
   APPENDIX B: FORM OF CRITICAL SERVICE LEVEL REPORTS........................................  24
   APPENDIX C: FORM OF SOFTWARE TO BE PROVIDED TO NEW CUSTOMER'S EMPLOYEES...................  26


     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

1      CRITICAL SERVICE LEVELS AND SERVICE LEVEL CREDITS

For each Service, HP-OMS shall comply with the Time to Own and Time to Resolve parameters for each Critical Service Level set out in Table 1, and subject to the Service Level Credits in the case of a Critical Service Level Failure, as follows:

TABLE 1: CRITICAL SERVICE LEVELS

                                                                                 TIME TO     TIME TO
                                                                       TIME TO   RESOLVE     RESOLVE   SERVICE LEVEL
                                                                       OWN AN    CLASS 1     CLASS 2     CREDIT
                                                                      INCIDENT   SITES (IN  SITES (IN  ALLOCATION
 NO.   PRIORITY         TYPE             INCIDENT DESCRIPTION        (IN HOURS)   HOURS)     HOURS)    PERCENTAGE
----  ----------  -----------------  ------------------------------  ----------  ---------  ---------  -------------
  1       MUO          Hardware                    [**]                 [**]       [**]        [**]        [**]

  2       MUO          Hardware        Printer hardware failure and     [**]       [**]        [**]        [**]
                                      all end users cannot print to
                                           alternative printer

                                      Failure to comply with Server
  3       MUO          Servers        Up Time according to SECTION                                         [**]
                                                   2.6

                                          Failure to comply with
                                          Backup and Restore SLA
  4       MUO          Servers          according to SECTION 2.8                                           [**]
                                                 TABLE 6

  5       MUO          Servers                     [**]                 [**]       [**]        [**]        [**]

  6       MUO          Servers                     [**]                 [**]       [**]        [**]        [**]

  7     Critical       Servers                     [**]                 [**]       [**]        [**]        [**]

  8       MUO          Servers                     [**]                 [**]       [**]        [**]        [**]

  9       MUO          Servers                     [**]                 [**]       [**]        [**]        [**]

                                       Exchange delivery time does
                         Mail           not comply with Messaging
 10       MUO                            Delivery SLA Table 2 and                                          [**]
                                     Table 3, as set out in SECTION
                                               2.2 BELOW

 11       MUO            Mail                      [**]                 [**]       [**]        [**]        [**]

 12       MUO            Mail                      [**]                 [**]       [**]        [**]        [**]

 13       MUO          Network                     [**]                                                    [**]

 14       MUO          Network                     [**]                                                    [**]

 15       MUO          Network                     [**]                 [**]       [**]        [**]        [**]

 16       MUO          Network                     [**]                 [**]       [**]        [**]        [**]


     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

                                                                                 TIME TO     TIME TO
                                                                       TIME TO   RESOLVE     RESOLVE   SERVICE LEVEL
                                                                       OWN AN    CLASS 1     CLASS 2     CREDIT
                                                                      INCIDENT   SITES (IN  SITES (IN  ALLOCATION
 NO.   PRIORITY        TYPE              INCIDENT DESCRIPTION        (IN HOURS)   HOURS)     HOURS)    PERCENTAGE
----  ----------  -----------------  ------------------------------  ----------  ---------  ---------  -------------
 17       MUO          Network                     [**]                 [**]       [**]        [**]        [**]

 18       MUO          Network                     [**]                 [**]       [**]        [**]        [**]

 19       MUO          Storage                     [**]                 [**]       [**]        [**]        [**]

 20       MUO          Storage                     [**]                 [**]       [**]        [**]        [**]

 21       MUO         Antivirus                    [**]                 [**]       [**]        [**]        [**]

 22       MUO          Firewall                    [**]                 [**]       [**]        [**]        [**]

 23       MUO          Firewall                    [**]                 [**]       [**]        [**]        [**]

 24       MUO          Firewall                    [**]                 [**]       [**]        [**]        [**]

                       Content
 25       MUO         Protection                   [**]                 [**]       [**]        [**]        [**]
                       (e-Safe)

 26       MUO          Business                    [**]                 [**]       [**]        [**]        [**]
                     Application

 27       MUO          Business                    [**]                 [**]       [**]        [**]        [**]
                     Application

 28    Critical          WES                       [**]                 [**]       [**]        [**]        [**]

 29    Critical          WES                       [**]                 [**]       [**]        [**]        [**]

 30    Critical          WES                       [**]                 [**]       [**]        [**]        [**]

 31    Critical          WES                       [**]                 [**]       [**]        [**]        [**]

 32    Critical          WES                       [**]                 [**]       [**]        [**]        [**]

 33    Critical          WES                       [**]                 [**]       [**]        [**]        [**]

 34    Critical        Hardware                    [**]                 [**]       [**]        [**]        [**]

 35    Critical        Hardware                    [**]                 [**]       [**]        [**]        [**]

 36    Critical        Hardware                    [**]                 [**]       [**]        [**]        [**]

 37    Critical        Servers                     [**]                 [**]       [**]        [**]        [**]

 38    Critical        Servers                     [**]                 [**]       [**]        [**]        [**]

 39    Critical        Servers                     [**]                 [**]       [**]        [**]        [**]

 40    Critical        Servers                     [**]                 [**]       [**]        [**]        [**]


     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

                                                                                  TIME TO    TIME TO
                                                                       TIME TO    RESOLVE    RESOLVE   SERVICE LEVEL
                                                                       OWN AN     CLASS 1    CLASS 2     CREDIT
                                                                      INCIDENT   SITES (IN  SITES (IN  ALLOCATION
 NO.   PRIORITY          TYPE            INCIDENT DESCRIPTION        (IN HOURS)   HOURS)     HOURS)    PERCENTAGE
----  ----------  -----------------  ------------------------------  ----------  ---------  ---------  -------------
 41    Critical        Servers                     [**]                 [**]       [**]        [**]        [**]

 42    Critical          Mail                      [**]                 [**]       [**]        [**]        [**]

 43    Critical          Mail                      [**]                 [**]       [**]        [**]        [**]

 44    Critical        Network                     [**]                 [**]       [**]        [**]        [**]

 45    Critical        Network                     [**]                 [**]       [**]        [**]        [**]

 46    Critical        Network                     [**]                 [**]       [**]        [**]        [**]

 47    Critical     Unix Support &                 [**]                 [**]       [**]        [**]        [**]
                    Administration

 48    Critical     Unix Support &                 [**]                 [**]       [**]        [**]        [**]
                    Administration

 49    Critical     Unix Support &                 [**]                 [**]       [**]        [**]        [**]
                    Administration

 50    Critical        Storage                     [**]                 [**]       [**]        [**]        [**]

 51    Critical        Storage                     [**]                 [**]       [**]        [**]        [**]

 52    Critical        Business                    [**]                 [**]       [**]        [**]        [**]
                     Application

 53    Critical        Business                    [**]                 [**]       [**]        [**]        [**]
                     Application

 54       N/A      Procurement and                 [**]                                                    [**]
                  IT administration

 55     Regular      Overall SLA                   [**]                                                    [**]
                      Commitment

 56     Regular      Overall SLA                   [**]                                                    [**]
                      Commitment

 57     Regular      Overall SLA                   [**]                                                    [**]
                      Commitment

 58       Low        Overall SLA                   [**]                                                    [**]
                      Commitment

 59       Low        Overall SLA                   [**]                                                    [**]
                      Commitment

 60       Low        Overall SLA                   [**]                                                    [**]
                      Commitment

The Time to Own for Critical Priority Incidents, which are related to one user will be measured within the General Service Window.

The Time to Own for MUO and Critical Priority Incidents, which are related to more then one user will be measured immediately when the incident is open within a twenty-four (24) hour period.

The Time to Resolve for MUO and Critical Priority Incidents is a number of hours within a twenty-four (24) hour over six (6) days (exclude Saturdays) period. Such resolution efforts will be continuous, even if they extend the General Service Window or MCC Service Window. ..

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

Whether or not Service Level Credits apply, the resolution process for MUO and Critical Priority Incidents will continue until full resolution or workaround, agreed by the Tecnomatix Key Personnel, has been implemented.

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

2        INFRASTRUCTURE SLA MEASUREMENTS

2.1  GENERAL

The metric and SLA figures in this Section (2) represent both Critical Services Levels and other Service Levels. HP-OMS shall comply with all Service Levels, but only Critical Service Level Failures may trigger Service Level Credits.
SECTION 1, TABLE 1 contains all of the Critical Service Levels, unless modified in accordance with Exhibit C (although not all of the Critical Service Levels are referenced in this Section 2). It is agreed that HP-OMS and Customer will review all Service Levels six (6) months following the end of the Transition and Stabilization Phases and thereafter every six (6) months throughout the Term. This review process will allow Customer and HP-OMS to mutually adjust the Service Levels according to performance reports and mutual analysis.

2.2  MESSAGING DELIVERY SLA

The Message Delivery time is measured by sending test messages once per 6 hours from all mail servers to all mail servers.

Messages less than [**] shall be delivered anywhere in the world in [**]in more than [**]% of the cases, and messages larger then [**] shall be delivered anywhere in the world according to the table below in more than [**]% of the cases. The 1-month average will be reviewed once every 6 months.

TABLE 2: MAIL METRIC INSIDE CUSTOMER'S NETWORK - TIME FOR A 100K MAIL MESSAGE TO ARRIVE TO ITS DESTINATION FROM EACH REGION:

        Site             Europe       USA         Israel       Asia-Pacific
        --------------   ----------   ---------   ----------   ----------------
  1     Europe           7 min        7 min       7 min        7 min
  2     USA              7 min        7 min       7min         7 min
  3     Israel           7 min        7 min       1 min        7 min
  4     Asia-Pacific     7 min        7 min       7 min        7 min


TABLE 3: MAIL METRIC INSIDE CUSTOMER'S NETWORK - TIME FOR A 1MB MAIL MESSAGE TO ARRIVE TO ITS DESTINATION FROM EACH REGION:

        Site             Europe       USA          Israel       Asia-Pacific
        --------------   ----------   ----------   ----------   ---------------
  1     Europe           20 min       40 min       20 min       50 min
  2     USA              40 min       20 min       30 min       50 min
  3     Israel           20 min       30 min       5 min        50 min
  4     Asia-Pacific     50 min       50 min       50 min       40 min

  o  Address books are updated in all [**] of changes made.

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

ASSUMPTIONS:

  o The maximum size of a mail message is 5 Mb in order to guarantee consistent service
  o  All Customer Sites are connected to Customer's WAN

2.3  LAN AVAILABILITY

HP-OMS will provide the Customer with LAN network related services as described in EXHIBIT B SECTION 6.6 - LAN/ WAN MANAGEMENT.

HP-OMS responsibilities:
  o  Provide addresses and network configuration to network attached devices
  o  Network interconnection within a Customer Site
  o  Interface to WAN router and wall sockets in the Customer Site

The 1-month average On-time Delivery for LAN services figures are as follows (see SECTION 2.7 BELOW (AVAILABILITY CALCULATION):

1. Monthly commitment in all Class1 Customer Sites: [**] %

2. Monthly commitment in all Class 2 Customer Sites: [**]%

2.4  WAN AVAILABILITY

HP-OMS will provide the Customer with WAN services in all Customer Sites worldwide. As part of the Transition and Stabilization Phases, HP-OMS will consolidate WAN network services to allow central monitoring and control over all WAN resources and will be able to commit to WAN availability as shown below. HP-OMS according to its sole discretion will be able to change the network provider and/or the network topology. Such change must comply with the Service Levels as detailed herein and with Customer security policy

HP-OMS responsibilities:

  o Provide WAN communication to Customer sites world wide as described in EXHIBIT B SECTION 6.6 - LAN/ WAN MANAGEMENT
  o Responsible to ensure on going operating WAN dependent services (Internet, Intranet, File Sharing, etc.)
  o Maintain or improve network performance as it exists prior to commencement date as the baseline for all future WAN services (WAN indicators will be available from Customer's current network provider and by individual site analysis performed mutually by HP-OMS and the Customer)

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

The 1-month average On-time Delivery for WAN services figures are as follows (see SECTION 2.7 BELOW (AVAILABILITY CALCULATION):

  o  Monthly commitment for WAN availability in all Customer Class 1 sites:
     [**]%

  o  Monthly commitment for WAN availability in all Customer Class 2 sites:
     [**]%

2.5  GENERAL NETWORK PERFORMANCE SLA

As agreed with the Customer, HP-OMS network performance SLA commitment to the Customer will be as follows:

HP-OMS WILL PROVIDE NETWORK BANDWIDTH ACCORDING TO THE FOLLOWING FORMULA FOR
[**]:

  o  Class 1 sites [**] bandwidth = Number of [**]
  o  Class 2 sites [**] bandwidth = Number of [**]

HP-OMS WILL PROVIDE NETWORK BANDWIDTH ACCORDING TO THE FOLLOWING FORMULA FOR
[**]:

  o  Class 1 sites bandwidth = Number of [**]
  o  Class 2 sites bandwidth = Number of [**]

HP-OMS WILL ENSURE THAT THE FOLLOWING USAGE INDICATORS:

  o  Mail (SMTP) - As detailed on SECTION 2.2

  o  Clear Case / Source Safe

  o  Clarify Report

  o  SUN

  o  FTP

2.6  SERVER UP TIME

HP-OMS will provide the Customer with server services in all branches worldwide. As part of the Transition and Stabilization Phases, HP-OMS will consolidate, upgrade and install a monitoring agent on all Customer servers to allow central monitoring and control over all servers and will be able to commit to server up time as shown below.

HP-OMS responsibilities:

  o  Provide support maintenance of all servers Customer wide

  o  Responsible to ensure on going operating Servers and dependent services

  o  Maintain Server and Server services at all Customer Sites

  o Analysis of up time will be performed by HP-OMS and will be presented to the Customer on a monthly basis

  o  Monthly commitment for server up time in all Class1 Customer Sites: [**]%


  o  Monthly commitment for server up time in all Class 2 Customer Sites: [**]%

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

2.7  AVAILABILITY CALCULATION

The availability calculation for the above sections is based on the availability measurement and performed as follows:

AVAILABILITY=100- (TOTAL DOWNTIME-ECLUDED DOWNTIME)             *100
                  ---------------------------------------------
                  SUM(HOURS OF OPERATION PER CALULATION PERIOD)

TABLE 5: DEFINITION OF TERMS

DOWNTIME means the time during which a specific service is not available

EXCLUDED DOWNTIME        means Downtime that is approved by the Customer in
                         writing in advance and/or as agreed in EXHIBIT C
                         SECTION 3.3 (DOWNTIME)

HOURS OF OPERATION PER   means the number of hours in the Measurement Period
CALCULATION PERIOD

2.8  BACKUP AND RESTORE SLA

HP-OMS has responsibility for the following:
Creating backup copies of all data residing in all servers within the IT Environment and routine backup procedures, as well as the monitoring of the success and correctness of the backup procedures to ensure a quick recovery into production for the servers and the individual files.

BACKUP:
Backups must be performed by HP-OMS according to Customer and HP-OMS Backup Policy worldwide, which will be mutually defined by the Parties during the Transition and Stabilization Phases. There are several types of Backup Sets: daily, weekly, monthly, yearly and permanent. Type of Backup Set, Backup Frequency, Restorability Rate, Safekeeping Times, Maximum Time to Restore are presented in the table below. Backup of the data will be performed once every working day, during the night (Local Customer Site time).

"RESTORABILITY RATE" means the rate of successful restore of an entity such as a file, directory or database can be restored from the backup media in the agreed time.

A copy from the full backup is performed at least every month and this copy is stored in locked fireproof safes, in a remote location, which is the Customer's responsibility.

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

TABLE 6: BACKUP AND RESTORE SLA

                                                                                    MAXIMUM TIME TO     MAXIMUM TIME TO
                                                                                    START RESTORE -     START RESTORE -
TYPE OF BACKUP SET    BACKUP FREQUENCY    RESTORABILITY RATE    SAFEKEEPING TIME    CLASS 1 SITES       CLASS 2 SITES
--------------------  ------------------  --------------------  ------------------  ------------------  ----------------
DAILY                  [**]                [**]                  [**]                [**]                [**]

WEEKLY                 [**]                [**]                  [**]                [**]                [**]

MONTHLY                [**]                [**]                  [**]                [**]                [**]

YEARLY                 [**]                [**]                  [**]                [**]                [**]

ETERNITY               [**]                                      [**]

RESTORE:
The Safekeeping Time and Restoring Time depend on the Type of the Backup Set according to the table above.

HP-OMS shall restore data or applications (e.g. Clarify) as they were at the time of the backup. HP-OMS is responsible for the applications' ability to use restored data.

EXCLUDED:
  o HP-OMS will not guarantee backup data and restore quality of backup performed prior to Commencement Date.
  o Safekeeping remote location and tapes transition to that remote location is the Customer's responsibility

2.9  PROCUREMENT AND IT ADMINISTRATIVE SLA

The following table describes the SLA for the procurement and IT administrative tasks performed by HP-OMS.

TABLE 7: DETAILED PROCUREMENT AND IT ADMINISTRATIVE SLA

ITEM
NUMBER                SERVICE                              SLA
------  ---------------------------------------  --------------------------
  1     Regular procurement request              [**]

  2     Urgent procurement request               [**]

  3     Procurement request which requires at    [**]
        least 3 price offers

  4     Invoice Customer for the procured goods  [**]
        (Payment terms according to Exhibit E)

  5     Software license status                  [**]

  6     3rd party contract information           [**]

  7     Provide IT information for RFI/RFP       Will be mutually agreed on
        process                                  a case by case basis

  8     Asset information                        [**]

  9     Delivery                                 [**]

  10    Pricing                                  [**]

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

2.10  HP-OMS OVERALL SLA COMMITMENT FOR MUO AND CRITICAL PRIORITY INCIDENTS

For each Incident, the Time to Own and Time to Resolve will be inserted into the Ticketing System. For each Incident entered into the Ticketing System, the Time to Own and the Time to Resolve for Critical Service Levels (i.e. set out in SECTION 1, TABLE 1) will be measured against the actual Time to Own and Time to Resolve achieved by HP-OMS within the Measurement Period.

If HP-OMS does not comply with the Time to Own or the Time to Resolve Service Levels with respect to a particular Incident, the ticket for such Incident shall be deemed to be a failed ticket (whether or not HP-OMS eventually resolves the Incident).

If HP-OMS complies with the Time to Own and the Time to Resolve Service Levels with respect to a particular Incident, the ticket for such Incident shall be deemed to be a successful ticket.

HP-OMS shall measure and report its success/fail rate to Customer for all Service Levels for MUO and Critical Priority Incidents on a monthly basis.

Without limiting the Customers right to terminate the agreement for Material Breach, if, for a consecutive three (3) month period, the Total Average Success Rate constitutes a substantial deviation from MUO and Critical Time to Resolve parameters of the Critical Service Levels, HP-OMS will be deemed to be in material breach of the Agreement.

2.11  TECHNOLOGY REFRESH PROGRAM SLA

HP-OMS will provide the Customer with technology refresh of the HP-OMS Hardware and HP-OMS Software.

At the beginning of each calendar quarter, HP-OMS and Customer will mutually prepare a list of the prospective assets to be replaced in accordance with the Customer preferences and Customer's IT environment needs. The hardware amounts to be supplied by HP-OMS are detailed in Table 9 and Table 10 herein. The hardware models that will be provided by HP-OMS are detailed in table 9 herein. By the end of such quarter, all such assets must be replaced.

The hardware and software supplied by HP-OMS will be according to the local standard of langue in use at the specific office (i.e. operating system and keyboard).

All Servers and Laptops included within the Refreshed Assets, Add-On Assets and New Customer Employee Assets must be maintained at a level equal to or better than HP's "Carepack Service", e.g., on a 24X7 basis, with repairs within 4 hours of the call for servers etc.

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

TABLE 9: TECHNOLOGY REFRESH SLA


           ITEM                                 DESCRIPTION                       MAXIMUM ASSET AGE(2)
--------------------------  -------------------------------------------------  ---------------------------
Office desktop              Computer desktop that can run the latest office                [**](5)
                            environment applications [**])                     Will be replaced with water
                                                                               fall developers desktops

Developer desktop           Computer desktop that can run                                  [**]
                            [**]. The computer will have [**]
                            or similar [**] card and the
                            second best CPU available upon
                            time of purchase (like EvoD510 or
                            (3)Equivalent)

Office laptop               Computer laptop that can run the latest office                 [**]
                            environment applications (like [**]

Sales Laptop                Computer laptop that can run [**]. The laptop                  [**]
                            will have [**]or similar [**]support and the
                            second best CPU available for laptop upon time
                            of purchase (like [**]. Such hardware can be
                            provided as refurbish hardware with a minimum
                            of [**] years Carepaq service.

Unix Workstation            Unix workstation which can run the latest                      [**]
                            operating system and development environment
                            applications as utilized by the Customer (like
                            [**]. Such hardware can be provided as
                            refurbish hardware with a minimum of
                            [**]Carepaq service.

Laser printers              Department laser printer (like LaserJet 4600/                    4
                            4200/1300 or (3)Equivalent)

Ink-Jet printers            Color ink printers for personal and department                   4
                            usage (like HP DeskJet 6122/ink jet 3000 or
                            (3)Equivalent)

Peripheral equipment        Configuration will be determined according to                  [**]
                            the [**]

Storage devices(4)          Storage system category, which is Equivalent to                [**]
                            the storage system used by the Customer with
                            minimal storage capacity that is [**]% greater
                            then currently in use.

Backup and Restore Systems  Backup system which can backup Customer site                     5
                            data without manual interference

Networking Equipment        Latest available network equipment available                     5
                            upon date of refresh with respect to equipment
                            category currently in usage by the Customer.

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC



          ITEM                                DESCRIPTION                           MAXIMUM ASSET AGE(2)
--------------------------  -------------------------------------------------  ---------------------------
Microsoft Software          Latest released software                                         3
                            product available from 3 Microsoft
                            upon the date of refresh.

HP-OMS Software except      Latest released software product available from                 3.5
Microsoft Software          the software vendor upon the date of refresh.

Unix Server                 Configuration will be determined according to                    5
                            Customer requirements with respect to average
                            hardware configuration of the last 12 months of
                            usage

Back Office Servers         Computer server that can run latest Microsoft                  [**]
                            server's operating and applications utilized by
                            the Customer. The server
                            configuration will be according to
                            the number of end-users at each
                            site and will consist with second
                            best parts configuration currently
                            available in the market (like Based
                            on [**]


An estimation for the hardware Technology Refresh program as described in Table 9 above will be applied according to the estimated information detailed in Table 10 herein (Customer Hardware Age At Commencement Date) and on Customer's end-users hardware needs as detailed in TABLE 11 herein (Customer's End-users Hardware Allocation).
It is agreed between the parties that HP-OMS is allowed to use existing equipment (e.g. Customer Hardware, New Employee Assets or Refreshed Assets) for Technology Refresh purposes as long as the equipment age did not exceed its Maximum Age as described above (e.g. HP-OMS will be able to use computer equipment of retired employee for the Technology Refresh program as long as the computer age did not exceed the Maximum Age criteria).

TABLE 10: ESTIMATION OF CUSTOMER HARDWARE AGE AT COMMENCEMENT DATE


                 LAPTOP COMPUTERS AGE PERCENTAGE
                 -------------------------------
AGE IN YEARS              ISRAEL        US       EUROPE       ASIA
----------------------  ----------  ---------  -----------  --------
3 or more                    [**]%      [**]%        [**]%     [**]%
2-3                          [**]%      [**]%        [**]%     [**]%
1-2                          [**]%      [**]%        [**]%     [**]%
1 or less                    [**]%      [**]%        [**]%     [**]%
Total Percentage              100%       100%         100%      100%

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

                 DESKTOP COMPUTERS AGE PERCENTAGE
                 --------------------------------
AGE IN YEARS                ISRAEL       US       EUROPE       ASIA
------------------------  ----------  --------  -----------  --------
3 or more                      [**]%     [**]%        [**]%     [**]%
2-3                            [**]%     [**]%        [**]%     [**]%
1-2                            [**]%     [**]%        [**]%     [**]%
1 or less                      [**]%     [**]%        [**]%     [**]%
Total Percentage                100%      100%         100%      100%

For the avoidance of doubt, the maximum refreshed assets in the first 2 years following Commencement Date will not exceed [**]% of the total equipment.

Equipment that has been refreshed by HP-OMS will be retired. HP-OMS will have the right to use retired equipment (equipment which passed the Maximum Age) for any purpose.

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

TABLE 11: CUSTOMER'S END-USERS HARDWARE ALLOCATION BY GROUP AND SUB-GROUP

[**]

In addition, the refresh program will apply to the following computer equipment:

    o  [**] Desktops for labs and training purposes
    o  [**] Power Desktops for labs and training purposes
    o  [**] Power Desktops

If the upgrade or replacement of development desktops will require (according to the needs of the Customer's software development teams) a more frequent refresh rate than the rate set out in Table 9, the requirement will be checked and mutually greed by the Customer's IT department and HP-OMS. If approved, HP-OMS may try to upgrade the relevant desktops part that is essential for the software development needs (e.g. memory upgrade). If upgrading the specific part is not possible, HP-OMS will replace the desktop on a per need basis and may use the replaced desktop for refreshing office desktop.

(1) REFRESH RATE FOR SIX YEAR PERIOD means the amount of times every component will be replaced during the [**]

(2) MAXIMUM ASSET AGE means the age specified in table 9 beyond which the assets set out in Table 9 shall not exceed.

(3) EQUIVALENT means alternative Hardware, which falls under the same class definition of the current Hardware from any vendor.

(4) STORAGE CAPABILITIES - HP-OMS will provide the Customer with [**]% growth in total storage capacity every year in addition to the refresh rate described in Table 9 in connection with Storage devices.

(5) OFFICE DESKTOP MAXIMUM AGE - HP-OMS will provide the Customer [**]office desktop with Maximum Age of [**].

2.12  NEW EMPLOYEES HARDWARE AND SOFTWARE

HP-OMS will provide the Customer's new employees with Hardware and Software in accordance with her/his job description and group category. The Customer is required to notify HP-OMS 3 weeks in advance about the arrival such employee. Once the Customer had notified HP-OMS about the arrival of a new employee, HP-OMS will provide in 3- weeks period time the applicable hardware and software.
The hardware will be supplied according to table 11 (CUSTOMER'S END-USERS HARDWARE ALLOCATION BY GROUP AND SUB-GROUP) and software will be provided according to Appendix C table 14 (Software to be provided to new employees) herein.

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

In case Customer cannot notify HP-OMS about the arrival of a new employee 3 weeks in advance, HP-OMS will provide the new employee an alternative hardware and/or software which will be as close as possible to the applicable configuration until such hardware/software will be available.
New employees Hardware and Software will be subject to the same Technology Refresh Rate as described in section 2.11 herein.

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

3      REGULAR AND LOW PRIORITY SERVICE LEVELS

3.1  HP-OMS OVERALL SLA COMMITMENT FOR REGULAR & LOW PRIORITY INCIDENTS

For each Incident, the Time to Own and Time to Resolve will be inserted into the Ticketing System. For each Incident entered into the Ticketing System, the Time to Own and the Time to Resolve for Service Levels (i.e. set out in Section 3.1, Table 11) will be measured against the actual Time to Own and Time to Resolve achieved by HP-OMS within the Measurement Period.

If HP-OMS does not comply with the Time to Own or the Time to Resolve Service Levels with respect to a particular Incident, the ticket for such Incident shall be deemed to be a failed ticket (whether or not HP-OMS eventually resolves the Incident).

If HP-OMS complies with the Time to Own and the Time to Resolve Service Levels with respect to a particular Incident, the ticket for such Incident shall be deemed to be a successful ticket.

HP-OMS' "Overall SLA Commitment" with respect to Regular and Low Priority Incidents is to meet or exceed in each (monthly) Measurement Period:

(a) The Minimum Success Rate for Time to Own,
(b) The Minimum Success Rate for Time to Resolve and
(c) The Minimum Success Rate for [**] (as defined in Section 3.2 below),

As set out in Table 11 below, based on the Service Levels for Regular and Low Priority Incidents described in SECTION 3.3, TABLE 12, respectively.

TABLE 11: OVERALL SLA COMMITMENT - REGULAR AND LOW PRIORITY INCIDENTS

                              MINIMUM           MINIMUM
                              SUCCESS RATE      SUCCESS RATE
YEAR               PRIORITY   FOR TIME TO OWN   FOR TIME TO RESOLVE     [**]
----------------   --------   ---------------   -------------------   --------

1st and 2nd        Regular    [**]%             [**]%                    [**]%
support years      Low        [**]%             [**]%                    [**]%

3rd support year   Regular    [**]%             [**]%                    [**]%
and above          Low        [**]%             [**]%                    [**]%

3.2  "MAXIMUM TIME TO RESOLVE" SERVICE LEVEL

For each Service, HP-OMS shall comply with the Time to Own, Time to Resolve and Maximum Time to Resolve parameters for each Service Levels with Regular and Low Priorities set out in Table 11. These Services are subject to the Service Level Credits in the case of a Critical Service Level Failure, as detailed in Table 1.

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

The "Maximum Time to Resolve" indicator is intended to ensure that even in cases where HP-OMS' fails to meet the "Time to Resolve" Service Level for an applicable Regular or Low Priority Incident, as specified in Table 12 in Section
3.3 below, HP-OMS shall then meet a second "Maximum Time to Resolve" Service Level for such Incident..

The Maximum Time to Resolve is defined as follows:

[**]

3.3  SERVICE LEVELS FOR REGULAR AND LOW PRIORITY INCIDENTS

TABLE 12: REGULAR AND LOW INCIDENTS SERVICE LEVEL

                                                                                  TIME TO    TIME TO
                                                                      TIME TO     RESOLVE    RESOLVE
                                                                      OWN AN      CLASS 1    CLASS 2
                                                                     INCIDENT    SITES (IN  SITES (IN
 NO.   PRIORITY       TYPE             INCIDENT DESCRIPTION          (IN HOURS)    HOURS)     HOURS)
----  ----------  --------------  ---------------------------------  ----------  ---------  ---------
                                  Non critical operating system
  61    Regular       WES         problem (e.g. OS error                 [**]        [**]       [**]
                                  messages) affecting end user
                                  work

                                  Operating system problem-
  62    Regular       WES         (e.g. OS crashed, end-user             [**]        [**]       [**]
                                  can't work)

                                  End-user problem (e.g.
  63    Regular       WES         hardware failure) affecting            [**]        [**]       [**]
                                  end user work

                                  Customer Software Service
  64    Regular       WES         Request affecting end user             [**]        [**]       [**]
                                  work

                                  HP-OMS Software problem
  65    Regular       WES         (e.g. Outlook problem, Internet        [**]        [**]       [**]
                                  Explorer error) affecting end
                                  user work

                                  Windows Administration
                                  Service Request (e.g. password
                                  reset/unlock, Group
  66    Regular       WES         management, change end-                [**]        [**]       [**]
                                  user properties) affecting one
                                  end user work

                                  Fully supported application-
  67    Regular       WES         IMAC Service Request (e.g. Ms-         [**]        [**]       [**]
                                  Office installation) and end
                                  user cannot work

                                  Make It Work Supported
  68    Regular       WES         applications Urgent IMAC               [**]        [**]       [**]
                                  Service Request

                                  Security Service Request (e.g.
                                  End-user infected file, secure
                                  remote etc) affecting end user
  69    Regular       WES         work and the end user will not         [**]        [**]       [**]
                                  infect the company with
                                  viruses

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

                                                                                  TIME TO    TIME TO
                                                                      TIME TO     RESOLVE    RESOLVE
                                                                      OWN AN      CLASS 1    CLASS 2
                                                                     INCIDENT    SITES (IN  SITES (IN
 NO.   PRIORITY       TYPE             INCIDENT DESCRIPTION          (IN HOURS)    HOURS)     HOURS)
----  ----------  --------------  ---------------------------------  ----------  ---------  ---------
                                  Printing problem (e.g. printer
  70    Regular         WES       doesn't work) and one end              [**]        [**]       [**]
                                  user cannot print with ability to
                                  print to alternative printer

                                  Any other end-user WES service
                                  components (which are not
  71    Regular         WES       mentioned above) end user              [**]        [**]       [**]
                                  work is effected but can still do
                                  most of the work

                                  End-user hardware failure,
                                  (e.g., PC hardware failure),
  72    Regular      Hardware     affecting end user work with           [**]        [**]       [**]
                                  some functionality problems

                                  Non critical Hardware Service
                                  Request (e.g., hardware
  73    Regular      Hardware     upgrade/replace) and end               [**]        [**]       [**]
                                  user work is affected

                                  Printer hardware failure - (e.g.
                                  End-user can't print); there are
  74    Regular      Hardware     alternative printers on site for       [**]        [**]       [**]
                                  end user to use

                                  Hardware IMAC request -
                                   (e.g.,  relocate desktop
  75    Regular      Hardware     location) and one end user             [**]        [**]       [**]
                                  cannot perform his/her tasks

                                  Windows Administration -
                                  Service Request (e.g. open
  76    Regular       Servers     new NT/mail account)                   [**]        [**]       [**]
                                  affecting end user work

                                  Windows Administration
                                  Service Request (e.g. password
                                  reset/unlock, Group
  77    Regular       Servers     management, change end-                [**]        [**]       [**]
                                  user properties) affecting one
                                  end user work

                                  Non urgent Service Request for
                                  restore from backup (e.g.
  78    Regular       Servers     Single user file, etc) and             [**]        [**]       [**]
                                  affecting end user work

                                  UNIX server system Service
  79    Regular       Servers     Request affecting end user             [**]        [**]       [**]
                                  work

                                  Backend Service Incident that
  80    Regular       Servers     is not a failure, affecting the        [**]        [**]       [**]
                                  work at one or more end users
                                  at one Customer Site

                                  Exchange Administration -
                                  Service requests (e.g.
  81    Regular        Mail       add/change mailing lists,              [**]        [**]       [**]
                                  change end-user properties)
                                  and end user cannot perform
                                  some/all work related to mail

                                  Exchange Service Request
  82    Regular        Mail       end-user cannot send or                [**]        [**]       [**]
                                  receive mail

                                  Any other mail issues effect the
  83    Regular        Mail       mail of end users that cannot          [**]        [**]       [**]
                                  send and receive mail

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

                                                                                  TIME TO    TIME TO
                                                                      TIME TO     RESOLVE    RESOLVE
                                                                      OWN AN      CLASS 1    CLASS 2
                                                                     INCIDENT    SITES (IN  SITES (IN
 NO.   PRIORITY       TYPE             INCIDENT DESCRIPTION          (IN HOURS)    HOURS)     HOURS)
----  ----------  --------------  ---------------------------------  ----------  ---------  ---------
                                  LAN Network Service Request
  84    Regular       Network     (e.g. Switch configuration             [**]        [**]       [**]
                                  change) affecting end user
                                  work

                                  WAN Network Service Request
  85    Regular       Network     (e.g. Router configuration             [**]        [**]       [**]
                                  change) affecting the work of
                                  more than one user at more
                                  than one Customer Site

  86    Regular   Unix Support &  UNIX workstation Service               [**]        [**]       [**]
                  Administration  Request affecting end user
                                  work

  87    Regular   Unix Support &  UNIX workstation hardware              [**]        [**]       [**]
                  Administration  Service Request affecting end
                                  user work

  88    Regular   Unix Support &  Unix workstation failure               [**]        [**]       [**]
                  Administration  affecting end user work

                                  Service Request for Storage
  89    Regular       Storage     configuration affecting one            [**]        [**]       [**]
                                  end user work

                                  Administration or support
                                  request for business
  90    Regular      Business     application, affecting more            [**]        [**]       [**]
                   Application    than one user at more than
                                  one Customer Site

                                  Non critical operating system
                                  problem (e.g. OS error
  91      Low           WES       messages) not affecting end            [**]        [**]       [**]
                                  user work

                                  Customer Software Service
  92      Low           WES       Request not affecting end user         [**]        [**]       [**]
                                  work

                                  HP-OMS Software problem
  93      Low           WES       (e.g. Outlook problem, Internet        [**]        [**]       [**]
                                  Explorer error) not affecting
                                  end user work

                                  Windows Administration
                                  Service Request (e.g. password
                                  reset/unlock, Group
  94      Low           WES       management, change end-                [**]        [**]       [**]
                                  user properties) not affecting
                                  one or more end user work

                                  Fully supported application-
                                  IMAC Service Request (e.g. Ms-
  95      Low           WES       Office installation) not               [**]        [**]       [**]
                                  affecting end user work

  96      Low           WES       Make it Work Supported                 [**]        [**]       [**]
                                  applications IMAC Service Request

                                  Printing problem (e.g. printer
  97      Low           WES       doesn't work) and one or more          [**]        [**]       [**]
                                  end users can print on other
                                  printer

                                  Any other end-user WES service
                                  components (which are not
  98      Low           WES       mentioned above) does not              [**]        [**]       [**]
                                  effect the end user work

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

                                                                                  TIME TO    TIME TO
                                                                      TIME TO     RESOLVE    RESOLVE
                                                                      OWN AN      CLASS 1    CLASS 2
                                                                     INCIDENT    SITES (IN  SITES (IN
 NO.   PRIORITY       TYPE             INCIDENT DESCRIPTION          (IN HOURS)    HOURS)     HOURS)
----  ----------  --------------  ---------------------------------  ----------  ---------  ---------
                                  End-user hardware failure,
  99      Low        Hardware     (e.g., PC hardware failure) not        [**]        [**]       [**]
                                  affecting end user work

                                  Non critical Hardware Service
                                  Request (e.g., hardware
 100      Low        Hardware     upgrade/replace) and end               [**]        [**]       [**]
                                  user work is not affected

                                  Hardware IMAC Service
                                  Hequest  (e.g.,  relocate
 101      Low        Hardware     Resktop location) and one              [**]        [**]       [**]
                                  dnd user can perform his/her
                                  tasks

                                  Windows Administration -
                                  Service Request (e.g. open
 102      Low         Servers     new NT/mail account) not               [**]        [**]       [**]
                                  affecting end user work

                                  Windows Administration
                                  Service Request (e.g. password
 103      Low         Servers     reset/unlock, Group                    [**]        [**]       [**]
                                  management, change end-
                                  user properties) not affecting
                                  end user work

                                  Non urgent Service Request for
 104      Low         Servers     restore from backup (e.g.              [**]        [**]       [**]
                                  Single user file, etc) not
                                  affecting end user work

                                  UNIX server system Service
 105      Low         Servers     Request not affecting end user         [**]        [**]       [**]
                                  work

                                  Backend Service Incident that
 106      Low         Servers     is not a failure, not affecting        [**]        [**]       [**]
                                  the work at one or more end
                                  users at one Customer Site

                                  Exchange Administration -
                                  Service requests (e.g.
 107      Low          Mail       add/change mailing lists,              [**]        [**]       [**]
                                  change end-user properties)
                                  and end user can perform
                                  some/all work related to mail

                                  Exchange Service Request -
 108      Low          Mail       end-user can send or receive           [**]        [**]       [**]
                                  mail

                                  Any other mail issues does not
 109      Low          Mail       Affect the mail end users can          [**]        [**]       [**]
                                  esend and receive mail

                                  LAN Network Service Request
                                  (e.g. Switch configuration
 110      Low         Network     change) not affecting end              [**]        [**]       [**]
                                  user work

                                  WAN Network Service Request
                                  (e.g. Router configuration
 111      Low         Network     change) not affecting the              [**]        [**]       [**]
                                  work of more than one user at
                                  more than one Customer Site

 112      Low     Unix Support &  UNIX workstation Service               [**]        [**]       [**]
                  Administration  Request not affecting end user
                                  work

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

                                                                                  TIME TO    TIME TO
                                                                      TIME TO     RESOLVE    RESOLVE
                                                                      OWN AN      CLASS 1    CLASS 2
                                                                     INCIDENT    SITES (IN  SITES (IN
 NO.   PRIORITY       TYPE             INCIDENT DESCRIPTION          (IN HOURS)    HOURS)     HOURS)
----  ----------  --------------  ---------------------------------  ----------  ---------  ---------
 113      Low     Unix Support &  UNIX workstation hardware              [**]        [**]       [**]
                  Administration  Service Request not affecting
                                  end user work

 114      Low     Unix Support &  Unix workstation failure and           [**]        [**]       [**]
                  Administration  end user can still work

                                  Service Request for Storage
 115      Low         Storage     configuration not affecting            [**]        [**]       [**]
                                  end user work

                     Business     Administration or support
 116      Low      Application    request for business                   [**]        [**]       [**]
                                  application, affecting one user

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

APPENDIX B: FORM OF CRITICAL SERVICE LEVEL REPORTS

SAMPLE OF CRITICAL SERVICE LEVEL REPORT TO BE SUBMITTED BY HP-OMS TO CUSTOMER ON A MONTHLY BASIS:

                                             TOTAL NUMBER
                                             OF CRITICAL
                                                SERVICE        NUMBER OF
                                                LEVELS      FAILED CRITICAL   CRITICAL   SERVICE LEVEL     CALCULATED
                                              INCIDENTS/     SERVICE LEVEL    INCIDENT       CREDIT       ERVICE LEVEL
                                              COMMITMENTS      INCIDENTS/       TYPE       ALLOCATION        CREDIT
                                             PER CRITICAL     COMMITMENTS     FAILURE    PERCENTAGE PER    PERCENTAGE
 NO.    PRIORITY   CRITICAL INCIDENT TYPE   INCIDENT TYPE       PER TYPE        RATE          TYPE          PER TYPE
-----   --------   ----------------------   -------------   ---------------   --------   --------------   ------------
  1        MUO             [**]                  [**]             [**]          [**]          [**]            [**]

  2        MUO             [**]                  [**]             [**]          [**]          [**]            [**]

  4        MUO             [**]                  [**]             [**]          [**]          [**]            [**]

  5        MUO             [**]                  [**]             [**]          [**]          [**]            [**]

  6        MUO             [**]                  [**]             [**]          [**]          [**]            [**]

  8        MUO             [**]                  [**]             [**]                        [**]            [**]

  9     Critical           [**]                  [**]             [**]          [**]          [**]            [**]

 10     Critical           [**]                  [**]             [**]          [**]          [**]            [**]

                    TOTAL MONTHLY CREDIT PERCENTAGE (TO BE MULTIPLIED BY THE AT RISK AMOUNT)                  [**]

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

APPENDIX C: FORM OF SOFTWARE TO BE PROVIDED TO NEW CUSTOMER'S EMPLOYEES

TABLE 14: SOFTWARE TO BE PROVIDED TO NEW EMPLOYEE

DEVELOPER DESKTOP:

NAV
[**]
Win Zip
Acrobat Reader
[**]
4 Dos NT*
[**]
Office 2000
[**]
[**]
[**]
[**]
[**]
[**]
[**]
Babylon (supply only with license)

* The above items license to be provided by the Customer.

OFFICE DESKTOP

NAV
[**]
Win Zip
[**]
[**]
Office 2000

THE OPERATING SYSTEM SUPPLIED WILL BE IN ACCORDANCE WITH THE LOCAL LANGUAGE IN USE AT THE OFFICE.